Exhibit 23- Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-137836) on Form S-8 of PDC Energy, Inc. of our report dated June 19, 2015, with respect to the statements of net assets available for benefits of The PDC Energy, Inc. 401(k) & Profit Sharing Plan as of December 31, 2014 and 2013, the related statement of changes in net assets available for benefits for the year ended December 31, 2014, and the related supplemental schedule of delinquent participant contributions for the year ended December 31, 2014 and schedule of assets (held at year end) as of December 31, 2014, which report appears in the December 31, 2014 Annual Report on Form 11-K of The PDC Energy, Inc. 401(k) & Profit Sharing Plan.

/s/ Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
June 19, 2015